EXHIBIT 99.1

Evaxion expands AI-Immunology™ platform into autoimmune diseases

  Evaxion adds autoimmune disease as a third disease area as it expands its therapeutic focus
  In future, Evaxion’s proprietary AI-Immunology™ platform will enable the discovery and development of drug candidates targeting cancer, infectious and autoimmune diseases, leveraging its unique scalability
  Autoimmune diseases represent a high unmet medical need and offer significant partnership potential across all stages of drug development
  Evaxion also announces additional 2026 company milestones and maintains cash runway into second half of 2027

COPENHAGEN, Denmark, January 13, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will expand the use of its proprietary AI-Immunology™ platform to also discover and develop new treatments for autoimmune diseases. Thus, Evaxion will in the future work within cancers, infectious and autoimmune diseases as its core disease areas.

The expansion leverages the unique scalability of AI-Immunology™ and will increase the pool of diseases for which we can decode the immune system and potentially discover and develop new treatments. In turn, this will improve the quantity and quality of new programs within our pipeline, potentially available for partnership. Autoimmune diseases are characterized by high unmet medical need and offer significant partnership potential across all stages of drug development.

“Autoimmune diseases can be severely debilitating and even lethal, placing a substantial burden on patients, their families and on society across all stages of life. With AI-Immunology™ we have a unique technology and a platform that we know can deliver new treatment opportunities. By expanding the platform into autoimmune diseases, we have the potential to meaningfully improve the outcome for patients and unlock significant partnership value from the platform,” says Helen Tayton-Martin, CEO at Evaxion.

We plan to expand and train AI-Immunology™ to be applicable to autoimmune diseases during the second half of 2026. Specifically, the AI-Immunology™ platform potentially allows for development of precision treatments targeting underlying disease mechanisms, in contrast to current treatment approaches that primarily address symptoms. The related work on the autoimmune disease application development is already included in Evaxion’s cashflow outlook and does not impact our cash runway, which still extends to the second half of 2027.

2026 company milestones
The expansion to autoimmune diseases represents a new strategic milestone for Evaxion in addition to other milestones for 2026 as outlined below. These reflect continued execution of our strategy of creating value from both our platform and pipeline assets through partnerships.

	Milestone	Target
EVX-01	Additional biomarker and immunogenicity data	H1
AI-Immunology™	New application for autoimmune diseases	H2
EVX-01	Three-year phase 2 clinical efficacy data	H2
EVX-04	Regulatory filing for phase 1 trial	H2
EVX-B4	Design and preclinical validation of antigens	H2

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.